



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC NONPROFIT COOPERATIVE CORPORATION WITHOUT STOCK (81) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **IPC Co-Op** did, on 04/29/2020, file in this office the original Articles of Incorporation-Nonprofit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/29/2020.

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B20200429758620
You may verify this certificate online at http://www.nvsos.gov





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

IPC Co-Op

Nevada Business Identification # NV20201768516
Expiration Date: 04/30/2021

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/29/2020.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B20200429758621
You may verify this certificate online at http://www.nvsos.gov



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE PRESIDENT:

George Beard	USA
Name	Country

946 Dresslerville Rd	Gardnerville	NV	89460
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE SECRETARY:

George Beard	USA
Name	Country

946 Dresslerville Rd	Gardnerville	NV	89460
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE TREASURER:

George Beard	USA
Name	Country

946 Dresslerville Rd	Gardnerville	NV	89460
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE DIRECTOR:

George Beard	USA
Name	Country

946 Dresslerville Rd	Gardnerville	NV	89460
Address	City	State	Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X George Beard

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer FORM WILL BE RETURNED IF UNSIGNED

President	04/29/2020
Title	Date



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E6320892020-9
Barbara K. Cegavske Secretary of State State Of Nevada	Filing Number 20200632088
	Filed On 04/29/2020 19:00:25 PM
	Number of Pages 2

Formation - Nonprofit Corporation

☐ NRS 82 - Articles of Incorporation Nonprofit   ☐ NRS 81.010 - Formation of Nonprofit Cooperative Corporation With or Without Stock   ☐ NRS 81.170-81.270 - Articles of Cooperative Association

☐ NRS 80 - Foreign Nonprofit Corporation   ☑ NRS 81.410 - Articles of Incorporation Nonprofit Cooperative Corporation Without Stock

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**IPC Co-Op**
2. Registered Agent for Service of Process: (Check only one box)	☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **NEVADA MANAGEMENT TEAM LTD** Name of Registered Agent **OR** Title of Office or Position with Entity **1468 JAMES RD** **GARDNERVILLE** Nevada **89460** Street Address City Zip Code Nevada Mailing Address (If different from street address) City Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* **X J Bean** **04/29/2020** Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date
3. Names and Addresses of the Board of Directors, Member, or Trustees (NRS 81.410 must not be less than three members, see instructions)	1) George Beard Name 946 Dresswlerville Rd. Gardnerville NV 89460 Address City State Zip Code
4. Jurisdiction of Incorporation: (NRS 80 only)	**4a.** Jurisdiction of incorporation: **4b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐
5. Authorized Shares: (Number of shares corporation is authorized to issue, NRS 80 and NRS 81.010)	Number of common shares with Par value: 0 Par value: $ 0 Number of preferred shares with Par value: 0 Par value: $ 0 Number of shares with no par value: **0** If a Nonprofit Entity: ☐ This is a nonprofit entity with ☐ This entity is a nonprofit, (NRS 80 only) authorized stock, as listed above. non-stock corporation.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Non-profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 81.010,optional. see instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	Yes ☐
7. Purpose: (Required for NRS 80, NRS 81.010, NRS 81.170-81.270, 81.410, and any entity selecting Benefit Corporation. See instructions.)	**Any legal purpose**	
8. Member Property Rights: (NRS 81.010 see instructions)	The property rights and interest of each member are: ☐ Equal **OR** ☐ Unequal	
9. Member Property Rights: (NRS 81.410 see instructions)	The voting power and the property rights and interest of each member are: ☐ Equal **OR** ☐ Unequal	
10. Term: (NRS 81.010, 81.170-81.270, 81.410 may be perpetual)	The term of exsistance: (if existence is not perpetual)	**11. Equal Interest Rights:** (NRS 81.170-81.270) The interest and right of each member therein is to be equal.
12. Membership Fee: (NRS 81.170-81.270, must be completed)	The membership fee is $ per member. Each member signing the articles has paid the fee and their interests and rights are equal.	

13. Name, Address and Signature of: NRS 80 Name, title and signature making the statement. NRS 81.010 Name, address and signature of three or more of the original members, a majority of whom must be residents of this state. NRS 81.410 and 82 Name, address and signature of the Incorporator(s). NRS 81.170 Must be signed by the original associates or members.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

George Beard		United States	
Name		Country	
946 Dresslerville Rd	Gardnerville	NV	89460
Address	City	State	Zip/Postal Code

X **George Beard** _____   (attach additional page if necessary)

Dauphin County, Commonwealth of Pennsylvania
The foregoing instrument was acknowledged before me
this _6th_ day of _August_ , ____
by _George Beard_
_____ Notary Public
CHERYL CHASE BENSON
My commission expires May 23, 20 _20_

> Commonwealth of Pennsylvania - Notary Seal
> CHERYL CHASE BENSON, Notary Public
> Dauphin County
> My Commission Expires May 23, 2021
> Commission Number 1010381

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

STATE OF NEVADA



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

George Beard
946 Dresslerville Road
Gardnerville, NV 89460, USA

Work Order #: W2020042903379
April 29, 2020
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 272969

Charges

Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-Nonprofit	20200632088	4/29/2020 7:00:25 PM	InternalReview	1	$50.00	$50.00
Initial List	20200632090	4/29/2020 7:00:25 PM	InternalReview	1	$250.00	$250.00
Total						$300.00

Payments

Type	Description	Payment Status	Amount
Credit Card	5882120139586804003292	Success	$300.00
Total			$300.00

Credit Balance: $0.00

George Beard
946 Dresslerville Road
Gardnerville, NV 89460, USA

STATE OF NEVADA



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

George Beard
946 Dresslerville Road
Gardnerville, NV 89460, USA

Work Order #: W2020042903379
April 29, 2020
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 272969

Charges

Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-Nonprofit	20200632088	4/29/2020 7:00:25 PM	InternalReview	1	$50.00	$50.00
Initial List	20200632090	4/29/2020 7:00:25 PM	InternalReview	1	$250.00	$250.00
Total						$300.00

Payments

Type	Description	Payment Status	Amount
Credit Card	5882120139586804003292	Success	$300.00
Total			$300.00

Credit Balance: $0.00

George Beard
946 Dresslerville Road
Gardnerville, NV 89460, USA